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                                  exhbit 10g

                            Twin Disc, Incorporated
                     Director Tenure and Retirement Policy
                             January 18, 1993



     It is the policy of the Board that outside directors be independent from any potential conflict of interest in representing the interest of the Shareholders. Accordingly, no outside directors shall be elected by the directors to this Board or nominated by the directors to the shareholders for election to this Board if such person or his employer has a material or significant business relationship with the Corporation.

     No outside director shall be elected by the directors to this Board or nominated by the directors to the shareholders for election to this Board who is not at such time employed full-time or who is then over 68 years of age.

     No outside director shall be nominated by the directors to the shareholders for re-election to this Board who would be over 68 years of age at the time of re-election.

     Any outside director whose full-time employment terminates may remain on this Board until his/her current term expires and, provided the director is not over 68 years of age upon expiration of his/her current term, will be eligible for nomination by the directors to the shareholders for election to one additional term.

     Any inside director whose employment by this Corporation terminates for any reason is expected to resign from this Board effective as of the commencement of the next regular or special meeting of this Board following said termination. However, any director who retires from this Corporation as its Chief Executive Officer may remain on this Board until his/her current term expires.

     Exceptions to this tenure policy may only be effected by an action of this Board upon the unanimous recommendation from its Board Affairs and Nominating Committee.

     Provided that he serves at least one complete three year term, a non-employee director who retires from the Board, resigns from the Board, or decides not to stand for re-election to the Board shall be entitled to an annual retirement payment equal to the sum of:

     1.   The annual retainer at the time of his/her resignation.

     2. Six Board meeting fees at the rates prevailing at the time of his/her resignation.

     Retirement payments, payable quarterly, shall continue for such number of years as is equal to the number of his/her service, or until his/her death, whichever time elapses first.

     This Director Tenure and Retirement Policy replaces all prior tenure and retirement compensation policies and is effective as of 1/18/93.